

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 16, 2024

Jarett Goldman
Chief Financial Officer
Global Partner Acquisition Corp II
200 Park Avenue 32nd Floor
New York, NY 10166

> **Re: Global Partner Acquisition Corp II**
> **Form 10-K for the Year Ending December 31, 2023**
> **Form No. 001-39875**

Dear Jarett Goldman:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Year Ending December 31, 2023

Item 9A. Controls and Procedures, page 71

1.   Please revise the following in an amendment to your Form 10-K:
   - Pursuant to Item 307 of Regulation S-K, please clearly disclose the conclusions of your principal executive and principal financial officer regarding the effectiveness of your disclosure controls and procedures as of the end of the period covered by the report; and
   - Pursuant to Item 308(a)(3) of Regulation S-K, please clearly disclose management's assessment of the effectiveness of your internal control over financial reporting as of the end of your most recent fiscal year, including a statement as to whether or not internal control over financial reporting is effective.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Nudrat Salik at 202-551-3692 or Michael Fay at 202-551-3812 with any questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and
Services